SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

Alto Palermo S.A.
(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, piso 2
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F _T_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _T_

ALTO PALERMO S.A. (APSA) (THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter filed on August 21, 2002 by the Company with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores,* informing the result of the preemptive subscription of the Company's Series I Convertible Notes (the "Notes"), which are not registered securities.

By letter dated August 21, 2002, the Company informed that the preemptive subscription period for the Notes has expired on August 20, 2002 and a total of 45,958,225 Notes were subscribed. Requests for exercising the statutory accretion rights were received exceeding the possibilities, for a total amount of 9,871,600. The Notes are not registered securities.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By: ______________________

Name: Saúl Zang
Title: Director

Dated: August 21, 2002